Exhibit No. (12)

HALYARD HEALTH, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income before income taxes	$(410.5)	$91.2	$227.8	$229.8	$214.6

Interest expense	33.1	6.0	0.1	0.8	0.2
Capitalized interest	0.9	0.6	0.4	0.1	0.4
Interest factor in rent expense(a)	7.1	6.0	5.6	4.5	4.2
Fixed Charges	41.1	12.6	6.1	5.4	4.8
Income before income taxes plus fixed charges	$(369.4)	$103.8	$233.9	$235.2	$219.4
Ratio of Earnings to Fixed Charges	(9.0)	8.2	38.3	43.6	45.7
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(a) Interest portion of rent expense is assumed to be 33%.